UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

CIM Commercial Trust Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

125525584

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		749,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

749,179
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

749,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		161,553
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

161,553
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

161,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,732
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,732
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

SAM BAKHSHANDEHPOUR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

ALAN L. BAZAAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

CHARLES R. HOLZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

JOHN T. LIVINGSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 125525584

1	NAME OF REPORTING PERSON

STUART M. MILSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 125525584

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;

(iv)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;

(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;

(vi)	Arnaud Ajdler, as the managing partner of Engine Management, the managing member of each of Engine GP and Engine Investments and as a nominee for the Board of Directors of the Issuer (the “Board”);

(vii)	Sam Bakhshandehpour, as a nominee for the Board;

(viii)	Alan L. Bazaar, as a nominee for the Board;

(ix)	Charles R. Holzer, as a nominee for the Board;

(x)	John T. Livingston, as a nominee for the Board; and

(xi)	Stuart M. Milstein, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

13

CUSIP No. 125525584

(b)       The address of the principal office of each of Engine Capital, Engine Jet, Engine Management, Engine GP, Engine Investments, and Mr. Ajdler is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105. The principal business address of Mr. Bakhshandehpour is 2029 Verdugo Blvd #105, Montrose, California 91020. The principal business address of Mr. Bazaar is 9 Bedford Road, Katonah, New York 10536. Mr. Holzer does not currently have a principal business address. The principal business address of Mr. Livingston is 852 22nd Street, Santa Monica, California 90403. The principal business address of Mr. Milstein is c/o Drake Street Partners LLC, 555 Madison Avenue, 5th Floor, New York, New York 10022.

(c)       The principal business of each of Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Capital and Engine Jet. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments. The principal occupation of Mr. Bakhshandehpour is serving as the President of ThinkFoodGroup, as the CEO & Managing Partner of Silverstone, and as the Co-Founder and Principal of Cultivate Hospitality Group. The principal occupation of Mr. Bazaar is serving as the Chief Executive Officer of Hollow Brook Wealth Management LLC. The principal occupation of Mr. Holzer is serving as the Chief Executive Officer and Owner of Worth Capital Holdings LLC. The principal occupation of Mr. Livingston is serving as an active investor in real estate projects nationally. The principal occupation of Mr. Milstein is serving as the Principal of Drake Street Partners LLC.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium. Messrs. Bakhshandehpour, Bazaar, Holzer, Livingston, and Milstein are citizens of the United States of America.

14

CUSIP No. 125525584

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 749,179 Shares beneficially owned by Engine Capital is approximately $10,851,460, including brokerage commissions. The aggregate purchase price of the 161,553 Shares beneficially owned by Engine Jet is approximately $2,346,802, including brokerage commissions.

The aggregate purchase price of the 458,415 notional Shares underlying the Swap Agreements (described in Item 6) is approximately $6,999,997, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 11, 2020, the Reporting Persons issued a press release announcing the nomination of six highly-qualified independent candidates for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”). The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on December 11, 2020, Engine Capital delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, including Arnaud Ajdler, Sam Bakhshandehpour, Alan L. Bazaar, Charles R. Holzer, John T. Livingston, and Stuart M. Milstein (collectively, the “Nominees”), for election to the Board at the Annual Meeting. As evidenced by their detailed biographies below, the Nominees have backgrounds spanning real estate, operations, finance, investing, strategic transformation, and public company governance.

Arnaud Ajdler has served as the Managing Partner of Engine Capital Management, LP, a value-oriented investment firm, since 2013. Previously, Mr. Ajdler served as a Managing Director of Crescendo Partners L.P., a principal investment firm, from 2005 to 2013. From 2004 until 2006, Mr. Ajdler also served as the Chief Financial Officer, a director and the Secretary of Arpeggio Acquisition Corporation, a special purpose acquisition company, which completed a business combination with Hill International, Inc. (NYSE: HIL) (“Hill”), a worldwide construction consulting firm, in 2006, and until 2009, Mr. Ajdler served as a director of Hill. Mr. Ajdler re-joined the board of directors of Hill in October 2018. Mr. Ajdler is also an Adjunct Professor at Columbia University Business School where he teaches a course in Value Investing. Previously, Mr. Ajdler served as a director of each of Recro Pharma, Inc. (NASDAQ: REPH), a leading contract development and manufacturing organization, from March 2019 to May 2020, Stewart Information Services Corporation (NYSE: STC), a provider of title insurance and real estate services worldwide, from May 2014 to December 2019, StarTek, Inc. (Nasdaq: SRT), a provider of business process outsourcing services, from May 2015 to March 2018, Destination Maternity Corporation (NASDAQ: DEST), the world's largest designer and retailer of maternity apparel, from March 2008 to October 2017 (including as Non-Executive Chairman from February 2011 to October 2017), Imvescor Restaurant Group, Inc. (TSE: IRG), a Canadian franchisor of restaurant concepts, from July 2013 to March 2016, Charming Shoppes, Inc., a specialty and plus size clothing retail company, from 2008 until the company was acquired in 2012, O’Charley’s Inc., a multi-concept restaurant company, from March 2012 until the company was acquired in April 2012, and The Topps Company, Inc., a company that provides baseball, football, hockey, entertainment and pop culture products, from 2006 until the company was acquired in 2007. Mr. Ajdler received a B.S. from Free University of Brussels, a S.M. from Massachusetts Institute of Technology and an M.B.A from Harvard Business School.

15

CUSIP No. 125525584

Sam Bakhshandehpour has served as the President of ThinkFoodGroup, the company behind José Andrés’ restaurant group, since October 2020. He is also the CEO & Managing Partner of Silverstone, a vertically integrated hospitality and lifestyle firm, since May 2015, and the Co-Founder and Principal of Cultivate Hospitality Group, a full-service food & beverage management consulting firm, since January 2017. Previously, Mr. Bakhshandehpour served as President, Chief Executive Officer and member of the Board of Directors of sbe Entertainment, a global lifestyle hospitality company, from 2012 to April 2015, where he was responsible for its global strategic growth and operations across the Hotel, Restaurant and Entertainment Divisions. Mr. Bakhshandehpour had an extensive career at JPMorgan Chase & Co. (NYSE: JPM), a leading global financial services firm, from 2002 to 2012, where he most recently served as a Managing Director in the Real Estate & Lodging Investment Banking practice on the West Coast and the Gaming Investment Banking practice globally. He began his career as a Financial Analyst at the Deutsche Bank Corporation (NYSE: DB) (f/k/a Alex. Brown & Sons), a German multinational investment bank and financial services company, from 1997 to 1999. Currently, Mr. Bakhshandehpour serves on the Board of Directors of The New Home Company Inc. (NYSE: NWHM), a new generation homebuilder, since January 2014. Mr. Bakhshandehpour serves as a trustee of Georgetown University’s McDonough School of Business and the Calthrop School. He is also a founding member of the Georgetown Wall Street Alliance West and a Senior Advisor to CREO Montiminy & Co. He holds his Series 7, 24 and 63 FINRA licenses. Mr. Bakhshandehpour holds a Bachelor of Science in Business Administration from Georgetown University with a double major in Finance and International Business.

Alan L. Bazaar has served as the CEO of Hollow Brook Wealth Management LLC, an investment advisory services firm, where he is responsible for firm-wide operations, investment research, and portfolio management, since January 2013, and before that, as a Managing Director, from 2010 to 2012. Prior to that, Mr. Bazaar was a Managing Director and Portfolio Manager at Richard L. Scott Investments, LLC, a private investment firm, where he co-managed the public equity portfolio and was responsible for all elements of due diligence, from July 1999 until December 2009. Previously, Mr. Bazaar was employed by Arthur Anderson LLP in the Assurance and Financial Buyer’s Practices group and in the Business Fraud and Investigation Services Unit. Currently, Mr. Bazaar serves as the Chairman of the Board of Directors of Wireless Telecom Group, Inc. (NYSE AMERICAN: WTT), which designs and manufactures radio frequency and microwave-based products for wireless and advanced communications industries, since April 2014, and as a director, since June 2013. In addition, Mr. Bazaar has served on the Board of Directors of PDL BioPharma, Inc. (NASDAQ: PDLI), a developer of innovative therapeutics and healthcare technologies, since February 2020. Previously, Mr. Bazaar served on the Board of Directors of each of Hudson Global, Inc. (NASDAQ: HSON), a talent solutions provider, from June 2015 to May 2019, Sparton Corporation (formerly NYSE: SPA) a provider of design, development and manufacturer services for complex electromechanical devices, from May 2016 until it was acquired by Sparton Parent, Inc. (f/k/a Striker Parent 2018, LLC), an affiliate of Cerberus Capital Management, L.P., in May 2019, LoJack Corporation (formerly NASDAQ: LOJN), a provider of products and services for tracking and recovering cars, trucks, and other valuable mobile assets, from March 2015 until it was acquired by CalAmp Corp. (NASDAQ: CAMP) in March 2016, NTS, Inc. (formerly NYSE AMERICAN: NTS), a provider of advanced communication services, from December 2012 until it was acquired by an affiliate of private equity firm, Tower Three Partners LLC, in June 2014, and Media Sciences International, Inc. (formerly NASDAQ: MSII), a manufacturer and distributor of business color printer supplies and industrial ink applications in the United States, from 2004 to April 2008. Mr. Bazaar also previously served as a director of Airco Industries, Inc., a privately held manufacturer of aerospace products. Mr. Bazaar holds a B.A. from Bucknell University and both an M.S. in Accounting and an M.B.A. from the Stern School of Business at New York University. Mr. Bazaar is a Certified Public Accountant.

16

CUSIP No. 125525584

Charles R. Holzer has served as the Chief Executive Officer and owner of Worth Capital Holdings LLC, a family-owned real estate and finance company, since September 2003, where his responsibilities have included the acquisition, financing, development and management of $1,000,000,000 in various real estate transactions; the creation, operation and eventual sale of a nationwide commercial mortgage finance company; as well as the purchase of various non-performing loan packages from the Resolution Trust Company and other financial institutions. Additionally, Mr. Holzer supervises the retail division of his family holdings where representative tenants have included Louis Vuitton, Chanel, and Van Cleef and Arpels. Currently, Mr. Holzer serves on the Board of Directors of each of Waitr Holdings Inc. (NASDAQ: WTRH), a leader in on-demand food ordering and delivery, since April 2020, the Treehouse Real Estate Investment Trust Inc., a real estate investment company, since January 2019, and BeaconLight Capital, LLC, an alternative asset management firm, since January 2010. Mr. Holzer also serves as a trustee of the Rogal Foundation, a charitable trust, where he is responsible for the selection of investment managers, as well as allocating assets, since 2002. Mr. Holzer holds a B.A. from Harvard University.

John T. Livingston has served as an active private investor in real estate projects nationally, since August 2018. Most recently, Mr. Livingston was the Founder and served as the Chief Executive Officer of AECOM Capital, a co-GP real estate fund and subsidiary of AECOM (NYSE: ACM), a premier global infrastructure consulting firm, from October 2012 to August 2018. Prior to 2012, Mr. Livingston served as the CEO of Global Construction for AECOM from July 2010 to October 2012.  Prior to that Mr. Livingston served in a number of executive leadership positions at Tishman Realty & Construction, a vertically-integrated real estate owner, developer and builder, from January 1994 to July 2010, including serving as President of Tishman Construction Corporation from June 2002 until July 2010 when it was acquired by AECOM and as President of Tishman Urban Development Corporation, from January 1994 to June 2002.  Prior to that, Mr. Livingston served as a Partner at The Linpro Company, a real estate developer, from May 1989 to January 1994. Prior to that Mr. Livingston worked for the City of New York as the executive vice president of development for the NYC Public Development Corporation under Mayor Ed Koch for three years, worked in acquisitions for a Swiss investment firm for five years and started his career as a lender for New England Life in Boston. Currently, Mr. Livingston serves on the Board of Directors of Urban Umbrella, LLC, an innovative designer and producer of scaffolding for the future of city sidewalks, since June 2019. Mr. Livingston also served as an adjunct professor at Columbia University's School of Business and for Columbia’s Master’s in Real Estate Program, where he was also the Director of the program for one year.  He has also lectured at Cornell University, Massachusetts Institute of Technology and the University of Pennsylvania. He was a member of the Urban Land Institute, and was a member of the Advisory Board for the Institute of Urban Research at the University of Pennsylvania.  Mr. Livingston holds a degree in architecture from the University of Pennsylvania and a master’s degree in city planning from Harvard’s Graduate School of Design.

Stuart M. Milstein is the Principal of Drake Street Partners LLC, an entity he founded in January 2015 to invest in value-add repositioning opportunities in the New York metro area. Mr. Milstein served as Senior Vice President – Acquisitions for Beacon Capital Partners, LLC, a real estate investment firm, where he also served as a member of its Investment Committee, from October 2010 until January 2015. Prior to that, Mr. Milstein served as Vice President – Acquisitions and Capital Markets for Vornado Realty Trust (NYSE:VNO), a real estate investment trust, from 2002 until 2010. Mr. Milstein’s professional experience also includes serving as an investment banking financial analyst at Bear, Stearns & Co. Inc., a former global investment bank, and Laidlaw Equities, Inc., a provider of investment banking and financial advisory services. Mr. Milstein has been a member of each of the Real Estate Board of New York, a trade association for the real estate industry in New York City, since January 2006, the Young Men’s / Women’s Real Estate Association, since September 2008, and the Urban Land Institute, a nonprofit research and education organization, since March 2011. Mr. Milstein holds a B.A. from Yeshiva University and an M.B.A. from Columbia Business School.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,827,410 Shares outstanding as of November 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 749,179 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 749,179
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 749,179
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 161,553 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 161,553
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,553
4. Shared power to dispose or direct the disposition: 0

C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 910,732 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 910,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,732
4. Shared power to dispose or direct the disposition: 0

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D.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 910,732 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 910,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,732
4. Shared power to dispose or direct the disposition: 0

E.	Engine Investments

(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 910,732 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 910,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,732
4. Shared power to dispose or direct the disposition: 0

F.	Mr. Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the 910,732 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 6.1%

(b)	1. Sole power to vote or direct vote: 910,732
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,732
4. Shared power to dispose or direct the disposition: 0

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G.	Mr. Bakhshandehpour

(a)	As of the date hereof, Mr. Bakhshandehpour did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

H.	Mr. Bazaar

(a)	As of the date hereof, Mr. Bazaar did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

I.	Mr. Holzer

(a)	As of the date hereof, Mr. Holzer did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

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J.	Mr. Livingston

(a)	As of the date hereof, Mr. Livingston did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

K.	Mr. Milstein

(a)	As of the date hereof, Mr. Milstein did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.

(c)	The Reporting Persons have not entered into any transactions in the Shares during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Engine Jet has entered into certain cash-settled equity swap agreements with several unaffiliated third party financial institutions as the respective counterparties (the “Swap Agreements”). Collectively, the Swap Agreements held by Engine represent economic exposure to an aggregate of 458,415 notional Shares. Engine Jet does not have the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements.

On December 11, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Engine Capital has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify the Nominees (other than Mr. Ajdler) against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated December 11, 2020.
99.2	Joint Filing and Solicitation Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Capital Management, LP, Engine Capital Management GP, LLC, Engine Investments, LLC, Arnaud Ajdler, Sam Bakhshandehpour, Alan L. Bazaar, Charles R. Holzer, John T. Livingston and Stuart M. Milstein, dated December 11, 2020.
99.3	Form of Indemnification Letter Agreement.
99.4	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2020

Engine Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By: Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By: Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

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CUSIP No. 125525584

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER Individually and as attorney-in-fact for Sam Bakhshandehpour, Alan L. Bazaar, Charles R. Holzer, John T. Livingston and Stuart M. Milstein.

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